Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

August 30, 2019

Via EDGAR

Mr. Jeff Long
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilmington Funds
File No. 811-05514

Dear Mr. Long:

On behalf of the Wilmington Funds (the “Registrant”) and each series of the Registrant (collectively, the “Funds”), below you will find the Registrant’s responses to your comments to the Registrant’s Annual Reports to Shareholders for the period ended April 30, 2019 (collectively, “Shareholder Reports”). On August 6, 2019, you conveyed your comments via telephone to various officers of the Registrant and me.

Your comments are restated below (in italics) along with the Registrant’s response to each.

Registrant’s Prospectus

1.
Comment:  In the Registrant’s current Prospectus, each Fund’s Item 4 Principal Risks are listed in alphabetical order.  Please consider disclosing each Fund’s Item 4 Principal Risks in order of importance.  See Dalia Blass, Division Director, Division of Investment Management, Keynote Address, ICI Securities Law Development Conference, Oct. 25, 2018.

Response:  The Registrant respectfully declines to modify the presentation of each Fund’s Item 4 Principal Risks. It is our understanding that presenting the Fund’s principal risks in order of significance is not required by Form N-1A. In addition, the Registrant is

Mr. Jeff Long
U.S. Securities and Exchange Commission
August 30, 2019

concerned that delineating one type of risk as more important than another by ranking them in such a way in the Funds’ Prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. The Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant. In addition, because risks change in magnitude and significance frequently, listing the principal risks in order of current significance may be misleading.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Reports, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8409 or in my absence, Cillian M. Lynch at (202) 419-8416.

Very truly yours,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	John C. McDonnell, COO
Lisa Druelinger, CCO
Richard J. Berthy, CEO
Christopher W. Roleke, CFO
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire